GLOBAL GSM SOLUTIONS INC.

204 West Spear Street

Carson City NV 89703

Tel: (775) 636-6986, Fax: (775) 245-3048

June 10, 2010

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Attention:  Dorine H. Miller

Re:  Global GSM Solutions, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed: May 20, 2010

File No.: 333-165929

Dear Ms. Miller:

In response to your letter dated June 1, 2010 which included comments regarding our Amendment No. 1 to Registration Statement on Form S-1 filed on May 20, 2010, we have prepared the following responses:

General

Comment 1: Please note that you are required to file a marked copy of your amendments on EDGAR. As you did not file a marked copy of Amendment #1 on EDGAR, please file your Amendment #2 that is marked to show cumulative changes since you filed the original registration statement.

In response to this comment Amendment #2 is marked to show cumulative changes since the original registration statement was filed.

Prospectus Cover Page

Comment 2: As requested in prior comment 1, please include the “Subject to Completion” legend required by Item 501(b)(10) of Regulation S-K if you intend to use the prospectus before the effective date. We note your response that you have included the legend, but this appears to be in error.

In response to this comment, the Company has included the following statement to accompany the “Subject to Completion” legend:

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Comment 3: As previously commented, the proceeds to the company, as disclosed in the table on the prospectus cover page, should be net only of underwriting discounts and commissions. It appears that you still have included the expenses for legal and professional fees in the table. Please revise the table so that in the event the maximum shares are sold, the expenses column would show only the amount of expenses for underwriting discounts and commissions. The resulting proceeds to the company would equal $60,000 minus the $700 of expenses. Please revise the cover page information accordingly.

In response to this comment, the Company has revised the table to show the proceeds to the Company net only of underwriting discounts and commissions.  It should be noted that there will be no underwriting discounts or commissions, and therefore if the Company is able to sell the entire offering of 3,000,000 shares at $0.02 per share, then the Company will receive the entire proceeds of $60,000. While the footnote to the table only provided a description of the use of $8,000 of the $8,700 referenced, none of the $8,700 of expenses that were included in the Form S-1 and Form S-1/A Amendment No. 1 were attributable to underwriting discounts or commissions.

Please direct any further comments or questions you may have to our President, Mr. Gennady Fedosov at:

Facsimile No.: (775) 245-3048

Thank you.

Sincerely,

/S/ Gennady Fedosov

____________________

Gennady Fedosov, President